EXHIBIT 99.1

PyroGenesis Announces Receipt of $2.5MM Milestone Payment from Tata Steel

Additional $267,000 Contract Signed

MONTREAL, Oct. 18, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (NASDAQ: PYR) (TSX: PYR) (FRA: 8PY), a high-tech Company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases, today is pleased to announce that its subsidiary, Pyro Green-Gas (formerly known as Air Science Technologies Inc.), has received a milestone payment of approximately $2.5MM under an existing $9.3MM contract with Tata Steel (the “Client”), one of the world’s top diversified steel producers with commercial operations worldwide. The balance under this contract, of approximately $3MM, is expected to be fully received within the next nine months.

Under this contract, Pyro Green-Gas has the mandate to supply a coke oven gas purification and hydrogen production processes that, if successful, will purify coke oven gas and extract a hydrogen of extremely high purity (99.999%) and value, with significant environmental benefits.

In addition to the payment received today, Pyro Green-Gas has signed an additional contract for $267,000 (the “Contract”) with Tata Steel. Under this Contract, Pyro Green-Gas will provide supplementary engineering improvements to the dry coke oven gas desulfurization and hydrogen production process already under contract. Pyro Green-Gas will supply filters that will further purify the remaining gas, removing condensed hydrocarbons, naphthalene and dust from the coke oven gas infrastructure. This will allow the purified gas to be used as a fuel for galvanizing and annealing furnaces in steel processing.

“It is clear that this acquisition is proving to be an exceptional addition to our offerings,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “We are also very happy to be announcing today our expanding relationship with another multi-billion-dollar entity.”

Separately, the Company announces that it has recently granted Mr. Andre Mainella, CFO of PyroGenesis, stock options to acquire 100,000 common shares of the Company (the “Common Share”) with an exercise price of $5.04 per common share, and which are exercisable over a period of five (5) years. The options are granted in accordance with the Company’s stock option plan and remain subject to regulatory and Exchange approval.

About Pyro Green-Gas (formerly known as AirScience Technologies Inc.)

Pyro Green-Gas offers technologies, equipment, and expertise in the area of biogas upgrading, as well as air pollution controls. Pyro Green-Gas designs and builds: (i) gas upgrading systems to convert biogas to renewable natural gas (RNG); (ii) pyrolysis-gas purification; (iii) biogas & landfill-gas flares and thermal oxidizers; and (iv) purification of coke-oven gas (COG) (a by-product in the primary steel industry arising from the conversion of coal into coke) into high purity hydrogen, which is in high demand across the industry. Pyro Green-Gas is also known for its line of landfill gas flares which reduce greenhouse gas (“GHG”) emissions specifically from landfills.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President Investors Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/